FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

September 25, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

dlw 10/6

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

September 25, 2003

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company has filed an amended Schedule B and C of the Quarterly Report for the year ended April 30, 2003. The revisions include an additional schedule of Exploration Expenditures on Mineral Properties Interests and an expanded Management Discussion. A copy of this amended report is available on SEDAR.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.